Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ingersoll-Rand Company Limited and Ingersoll-Rand Global Holding Company Limited for the registration of debt securities, guarantees of debt securities, Class A common shares, preference shares, depositary shares, share purchase contracts, share purchase units and warrants and to the incorporation by reference therein of our report dated February 14, 2008, with respect to the consolidated financial statements of Trane Inc. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included in Ingersoll-Rand Company Limited’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
August 8, 2008